Actions Semiconductor Reports Second Quarter 2011 Results

ZHUHAI, China, August 9, 2011 /PRNewswire-Asia/ -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2011.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2011 was $10.5 million, as compared to revenue of $9.4 million for the first quarter of 2011, and $9.7 million for the second quarter of 2010.

Net income attributable to Actions Semiconductor's shareholders for the second quarter of 2011 was $0.5 million or $0.007 per ADS. This compares to net income attributable to Actions Semiconductor's shareholders of $5,000 or $0.00007 per ADS, for the first quarter of 2011, and a net loss attributable to Actions Semiconductor's shareholders of $0.4 million or $0.006 per ADS, for the second quarter of 2010.

Actions Semiconductor reported gross margin of 37.9% for the second quarter of 2011, compared to gross margin of 39.1% for the first quarter of 2011, and 39.6% for the second quarter of 2010. The Company ended the second quarter of 2011 with $30.7 million in cash and cash equivalents. Restricted cash, trading securities, and marketable securities, current and non-current, were $186.6 million at the end of the second quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $39.9 million in repurchasing its shares. As of June 30, 2011, approximately 16.9 million American Depositary Shares (ADSs) were repurchased.

"Our sales were in line with expectations for the second quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “Demand in our fast growing, automotive/boom box segment increased in what is typically a seasonally slower quarter.  We continued to enjoy leading market share in key business segments such as small color display MP3, QVGA MP4, and D1 PMP with gaming functions.  In the high end market segments, our Series 27 and 28 high definition products secured more than 10 design wins in the second quarter, and we saw continued interest from brand name customers in China.  Our newly launched Series 70 provides a superior performance to cost ratio for Android based smart handheld applications.  The Android based MID is in pilot production, and has already teamed up with one of China’s brand name customers.

“As we head into the second half of 2011, we remain encouraged by the traction and momentum we have gained with our new products and believe we are positioned for growth,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the third quarter of fiscal year 2011 ending September 30, 2011, Actions Semiconductor estimates revenue in the range of $12.0 to $13.0 million, gross margin will be approximately 40% and operating expenses higher on a sequential basis.

Conference Call Details
Actions Semiconductor's second quarter 2011 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, August 9, 2011. To participate in the live call, analysts and investors should dial 888-846-5003 (within U.S.) or 480-629-9859 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com.  An audio replay of the call will be available to investors through August 19, 2011 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4459538.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	30,719	111,871	42,872
Time deposits	-	-	34
Restricted cash	36	-	-
Marketable securities ($14,680, $14,490 and $14,296 carried at fair value as of June 30, 2011, March 31, 2011 and December 31, 2010 respectively)	171,026	80,931	164,336
Trading securities	557	543	535
Accounts receivable, net	1,776	1,831	1,844
Amount due from a related party	312	1,240	559
Amount due from equity method investees	93	90	104
Inventories	8,063	5,336	4,832
Prepaid expenses and other current assets	3,565	2,561	3,242
Deferred tax assets	261	231	399
Total current assets	216,408	204,634	218,757

Investment in equity method investees	14,448	7,666	6,401
Other investments	17,316	17,305	2,764
Marketable securities	14,989	25,166	24,831
Rental deposits	48	40	40
Property, plant and equipment, net	30,927	27,280	24,604
Land use right	1,578	1,566	1,554
Acquired intangible assets, net	5,574	5,721	4,318
Deposit paid for acquisition of intangible assets	1,100	1,100	2,408
Deferred tax assets	59	73	88
Goodwill	468	468	468
TOTAL ASSETS	302,915	291,019	286,233

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,869	4,371	2,850
Accrued expenses and other current liabilities	6,232	4,862	7,247
Short-term bank loan	12,000	6,000
Other liabilities	2,145	2,479	2,502
Income tax payable	97	240	140
Deferred tax liabilities	388	265	446
Total current liabilities	27,731	18,217	13,185

Other liabilities			83
Deferred tax liabilities	2,544	2,438	2,286
Total liabilities	30,275	20,655	15,554
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	21,220	21,695	24,252
Accumulated other comprehensive income	28,899	26,660	24,420
Retained earnings	222,549	222,037	222,032
Total Actions Semiconductor Co., Ltd. shareholders' equity	272,669	270,393	270,705
Noncontrolling interest	(29)	(29)	(26)
Total equity	272,640	270,364	270,679
TOTAL LIABILITIES AND EQUITY	302,915	291,019	286,233

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	8,679	7,906	15,703	14,191
Semiconductor product testing services	99	36	179	58
	8,778	7,942	15,882	14,249
Related-parties:
System-on-a-chip products	1,699	1,720	3,961	3,303
Total revenues	10,477	9,662	19,843	17,552
Cost of revenues:
Third-parties:
System-on-a-chip products	(5,492)	(4,780)	(9,841)	(8,573)
Semiconductor product testing services	(54)	(18)	(96)	(33)
	(5,546)	(4,798)	(9,937)	(8,606)
Related-parties:
System-on-a-chip products	(960)	(1,040)	(2,269)	(2,000)
Total cost of revenues	(6,506)	(5,838)	(12,206)	(10,606)
Gross profit	3,971	3,824	7,637	6,946
Other operating income	405	341	622	474
Operating expenses:
Research and development	(5,590)	(4,437)	(10,647)	(8,994)
General and administrative	(2,226)	(2,352)	(3,921)	(4,092)
Selling and marketing	(327)	(305)	(592)	(551)
Total operating expenses	(8,143)	(7,094)	(15,160)	(13,637)
Loss from operations	(3,767)	(2,929)	(6,901)	(6,217)
Other income	1,316	452	2,427	482
Dividend income from an other investment	432	-	432	-
Fair value change in financial instruments	1	1	2	133
Interest income	3,025	2,244	5,857	4,678
Interest expense	(32)	-	(51)	-
Income(loss) before income taxes, equity in net loss of equity method investees and non-controlling interest	975	(232)	1,766	(924)
Income tax (expense) credit	(136)	64	(394)	34
Equity in net loss of equity method investees	(327)	(273)	(858)	(425)

Net income(loss)	512	(441)	514	(1,315)
Less: Net loss attributable to non-controlling interest	-	-	3	-
Net income(loss) attributable to Actions Semiconductor Co.,Ltd.	512	(441)	517	(1,315)

Net income(loss) per share: Basic
Net income(loss) attributable to Actions Semiconductor Co.,Ltd. Shareholders	0.001	(0.001)	0.001	(0.003)

Net income(loss) per share: Diluted
Net income(loss) attributable to Actions Semiconductor Co.,Ltd. Shareholders	0.001	(0.001)	0.001	(0.003)

Basic(per ADS)	0.007	(0.006)	0.007	(0.018)
Diluted (per ADS)	0.007	(0.006)	0.007	(0.018)

Weighted-average shares used in computation:
Basic	417,488,882	441,181,871	420,101,361	444,005,616
Diluted	433,424,029	441,181,871	436,864,716	444,005,616

Weighted-average ADS used in computation :
Basic	69,581,480	73,530,312	70,016,894	74,000,936
Diluted	72,237,338	73,530,312	72,810,786	74,000,936

Note: Equity compensation recorded in each
expense classification above is as follows:
Research and development	517	663	964	1,353
General and administrative	141	225	264	500
Selling and marketing	25	38	49	79
Cost of revenues	11	-	16	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	512	514	(1,315)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	440	903	936
Land use right	9	18	16
Allowance for doubtful accounts receivable	-	-	(102)
Amortization of acquired intangible assets	376	778	984
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	(366)	(523)	(117)
Write down of inventories	106	167	-
Loss on disposal of property, plant and equipment	7	7	53
Loss on disposal of intangible assets	2	2	-
Gain on disposal of other investment	(195)	(195)	(137)
Equity in net loss of equity method investees	328	859	426
Equity compensation	694	1,293	1,932
Fair value change in trading securities	(1)	(2)	3
Deferred taxes	212	365	(21)
Proceeds from disposal of trading securities	-	-	5
Purchase of trading securities	-	-	(470)
Changes in operating assets and liabilities:
Accounts receivable	56	69	7
Amount due from a related party	928	247	73
Inventories	(2,783)	(3,298)	1,159
Amount due from an equity method investee	-	17	208
Prepaid expenses and other current assets	(972)	(233)	(1,116)
Accounts payable	2,443	3,928	1,579
Accrued expenses and other current liabilities	4,330	3,885	(1,994)
Income tax receivable	-	-	(188)
Income tax payable	(144)	(45)	81
Deposit paid for acquisition of land use right	-	-	(901)
Rental deposit refunded	(8)	(8)	(7)
Net cash provided by operating activities	5,974	8,748	1,094

Investing activities:
Increase in an equity method investees	(7,076)	(9,676)	(600)
Proceeds from the disposal of other investments	195	195	1,251
Purchase of other investments	-	(13,727)	-
Proceeds from redemption of marketable securities	123,846	230,679	45,235
Purchase of marketable securities	(203,397)	(225,646)	(54,689)
Proceeds from disposal of property, plant and equipment	1	1	-
Purchase of property, plant and equipment	(6,751)	(11,068)	(2,425)
Purchase of intangible assets	(165)	(1,154)	(327)
Deposit paid for acquisition of intangible assets	-	-	(1,100)
Increase in restricted cash	(36)	(36)	-
Decrease in time deposits	-	34	15
Net cash used in investing activities	(93,383)	(30,398)	(12,640)

Financing activities:
Proceeds from short-term bank loans	6,000	12,000	-
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	-	16	79
Issuance of ordinary shares for share option plan	242	376	64
Repurchase of ordinary shares	(1,411)	(4,701)	(4,991)
Net cash from (used in) financing activities	4,831	7,691	(4,848)

Net decrease in cash and cash equivalents	(82,578)	(13,959)	(16,394)

Cash and cash equivalents at the beginning of the period	111,871	42,872	87,706

Effect of exchange rate changes on cash	1,426	1,806	(1)
Cash and cash equivalents at the end of the period	30,719	30,719	71,311